SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 3**)

** Final Amendment

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13d-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

China Housing & Land Development, Inc.

(Name of the Issuer)

China Housing & Land Development, Inc.

Pingji Lu

Fang Nie

Jing Lu

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16939V301

(CUSIP Number of Class of Securities)

Mr. Pingji Lu

Chief Executive Officer

1008 Liuxue Road, Baqiao District

Xi’an, Shaanxi Province 710038 PRC

+86 (29) 8332-8813

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to:

Pillsbury Winthrop Shaw Pittman LLP

Suite 4201, Bund Center,

222 Yan An Road East

Shanghai 200002 PRC

Attention: Woon-Wah Siu

+86 (21) 6137-7999

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing 100025 PRC

Attention: Fang Xue

+86 (10) 6502-8687

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Table of Contents

		Page

Item 15.	Additional Information.	2
Item 16.	Exhibits.	3

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits attached hereto (this “Schedule 13E-3”) is being jointly filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction, by the following persons (each, a “Filing Person”, and collectively, the “Filing Persons”): (a) China Housing & Land Development, Inc., a Nevada corporation (the “Company”); (b) Pingji Lu, the chairman and chief executive officer of the Company; (c) Fang Nie, the Company’s chief financial officer and director; and (d) Jing Lu, the Company’s chief operating officer and director.

This Schedule 13E-3 relates to a reverse split of the Company’s common stock, par value U.S. $0.001 per share (the “Common Stock”), whereby the number of issued and outstanding shares of the Common Stock has been decreased by a ratio of one-for-fifty thousand (1:50,000) (the “Reverse Stock Split”), which became effective on February 19, 2016 (the “Effective Date”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Persons. Each Filing Person believes the Transaction to be substantively and procedurally fair to unaffiliated stockholders and the individual Filing Persons expressly adopt the same analysis and conclusion of the Company as detailed in the Schedule 13E-3.

Item 15.	Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On December 30, 2015, Beijing time (December 29, 2015, U.S. Eastern Time), the Company held the a special meeting of stockholders, in which the stockholders of the Company holding a majority of the outstanding shares of Common Stock approved the Reverse Stock Split.

On February 19, 2016 (the Effective Date), stockholders owning fewer than 50,000 shares of Common Stock became entitled to receive cash consideration in the amount of U.S. $3.00 (the “Cash Out Price”) in exchange for each share they held immediately prior to the effectiveness of the Reverse Stock Split (the “Pre-Reverse Stock Split Shares”), and they are no longer stockholders of the Company. Any stockholder who held at least 50,000 Pre-Reverse Stock Split Shares became entitled to receive one share of Common Stock for each 50,000 Pre-Reverse Stock Split Shares held plus cash consideration in the amount of the Cash Out Price multiplied by the number of Pre-Reverse Stock Split Shares they held that would have otherwise been converted into fractional shares as a result of the Reverse Stock Split.

On February 19, 2016, the Company filed a Form 25 with the Securities and Exchange Commission (“SEC”) providing notice of the voluntary withdrawal of the Common Stock from listing on Nasdaq and the related termination of registration with the SEC. The exchange listing was terminated on February 19, 2016 and the deregistration under Section 12(b) under the Exchange Act will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC.

On March 1, 2016, the Company filed with SEC a Form 15 to suspend and terminate its reporting obligations and registration under Section 12(g) under the Exchange Act. The Company’s reporting obligations under the Exchange Act was suspended immediately as of the filing of Form 15 and will terminate 90 days after the filing of Form 15.

The entirety of the Proxy Statement, including each exhibit attached thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)(3)(i)	Definitive Proxy Statement of China Housing & Land Development, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Schedule 13E-3 with the Securities and Exchange Commission). **

(a)(3)(ii)	Press Release dated December 24, 2015, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on December 24, 2015. **
(a)(3)(iii)	Press Release dated December 30, 2015, incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company to the SEC on December 31, 2015. **
(a)(3)(iv)	Press Release dated January 29, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on January 29, 2016. **
(a)(3)(v)	Press Release dated February 18, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on February 18, 2016. **
(a)(5)(i)	Financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2014 (incorporated by reference to such report filed with the SEC on March 31, 2015).**

(a)(5)(ii)	Financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 (incorporated by reference to such report filed with the SEC on November 16, 2015). **

(b)	Not Applicable.

(c)(1)	Fairness Opinion of Duff & Phelps, LLC, dated September 29, 2015 (incorporated herein by reference to Exhibit A to the Proxy Statement).**

(c)(2)	Duff & Phelps, LLC’s valuation analysis presentation made to the Special Committee on September 29, 2015 (incorporated herein by reference to Exhibit C to the Proxy Statement).**

(c)(3)	Projects and Market Analysis Report prepared by China Real Estate Information Corporation (incorporated herein by reference to Exhibit D to the Proxy Statement).**

(d)	Not Applicable.

(f)	Summary of Dissenters’ Rights (included in the Proxy Statement under the caption “Other Matters Related to the Transaction—Dissenters’ Rights”); Sections 92A of the Nevada Revised Statutes (included as Exhibit B to the Proxy Statement)**

(g)	Not Applicable.

** Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2016

China Housing & Land Development, Inc.

By:	/s/ Suiyin Gao
Name: Suiyin Gao
Title: Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2016

PINGJI LU

By:	/s/ Pingji Lu

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2016

FANG NIE

By:	/s/ Fang Nie

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2016

JING LU

By:	/s/ Jing Lu